UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Elmer’s Restaurants, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

289393100

(CUSIP Number)

Juanita Nelson c/o Elmer’s Restaurants, Inc.,
11802 SE Stark Street, Portland, OR 97216 (503) 252-1485

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 1997

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. ☐

Note: Six copies of this statement including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 5

CUSIP No. 89393100

1.)	Name of Reporting Person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Anita Goldberg ###-##-####

2.)	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.)	SEC Use Only

4.)	Source of Funds OO

5.)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.)	Sole Voting Power 673,000

	8.)	Shared Voting Power 0

	9.)	Sole Dispositive Power 673,000

	10.)	Shared Dispositive Power 0

11.)	Aggregate Amount Beneficially Owned by Each Reporting Person 673,000

12.)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.)	Percent of Class Represented by Amount in Row (11) 44.9%

14.)	Type of Reporting Person* IN

2 of 5

Item 1.	Security and Issuer

This Statement relates to shares of Common Stock (“Common Stock”) of Elmer’s Restaurants, Inc., an Oregon corporation (the “Company”). The Company’s principal executive offices are located at 11802 SE Stark Street, Portland, Oregon 97216.

Item 2.	Identity and Background

This Statement is filed by Mrs. Anita Goldberg, an individual whose business address is 11802 SE Stark Street, Portland, Oregon 97216. Mrs. Goldberg is both President and a Director of the Company, which constitutes Mrs. Goldberg’s principal employment. The address of the Company’s principal executive offices is 11802 SE Stark Street, Portland, Oregon 97216. Mrs. Goldberg is a citizen of the United States of America.

During the past five years, Mrs. Goldberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mrs. Goldberg acquired the shares of Common Stock from the estate of her late husband, Herman Goldberg, through the laws of descent and distribution. As of the date of this Statement, no arrangements with third parties have been made with respect to financing the acquisition of additional shares of Common Stock.

Item 4.	Purpose of Transaction

Mrs. Goldberg has acquired the shares of Common Stock indicated herein solely for investment purposes. Mrs. Goldberg may elect to acquire additional shares of Common Stock or to sell shares. Any such determination may be based on a number of factors, including the continued employment of Mrs. Goldberg by the Company, the continued attractiveness of investment in the Company at then prevailing market prices, the number of shares of Common Stock that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

While Mrs. Goldberg reserves the right to develop plans or proposals in the future with respect to the following items, at the present time Mrs. Goldberg has no plans or proposals that relate to or would result in any of the following:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

3 of 5

(b) Sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(c)  Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(d) Any material change in the present capitalization or dividend policy of the Company;
(e) Any other material change in the Company’s business or corporate structure;
(f) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g)  Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(i) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Under the rules and regulations of the Securities and Exchange Commission, Mrs. Goldberg may be deemed to be the beneficial owner of a total of 673,000 shares of Common Stock, representing approximately 44.9% of the issued and outstanding shares of Common Stock. 173,000 of the shares of which Mrs. Goldberg may be deemed to be beneficial owner are held of record by Mrs. Goldberg. 500,000 of the shares of which Mrs. Goldberg may be deemed to be beneficial owner are held of record by the late Herman Goldberg pending transfer of record holder to Mrs. Goldberg pursuant to a February 6, 1997 probate court order. Mrs. Goldberg currently has sole power to direct the voting and disposition of all of the shares.

The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 1,499,263 shares of Common Stock outstanding as of August 16, 1996, as disclosed in the Company’s most recent Proxy Statement.

During the past 60 days, Mrs. Goldberg has engaged in no other transactions in shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mrs. Goldberg is not a party to any contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

4 of 5

Item 7.	Material to be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1996
Date
ANITA GOLDBERG
Anita Goldberg

5 of 5